UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN EAGLE OUTFITTERS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02553E 10 6

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

4300 E. Fifth Avenue

Columbus, Ohio 43219

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

CUSIP No. 02553E 10 6

1.	Names of Reporting Person: Jay L. Schottenstein
S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.	Check the Appropriate Box if a Member of a Group:

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: 4,621,951

8.	Shared Voting Power: 5,530,664

9.	Sole Dispositive Power: 927,215

10.	Shared Dispositive Power: 5,530,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,152,615

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person: IN

CUSIP No. 02553E 10 6

Explanatory Note

Jay L. Schottenstein previously reported beneficial ownership of shares of common stock, $0.01 par value (“Common Stock”), of American Eagle Outfitters, Inc. (the “Company”) on a Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 19, 1999, which Schedule 13D was subsequently amended on eleven occasions, most recently pursuant to Amendment No. 11 to such Schedule 13D, filed with the Commission on September 21, 2011 (such Schedule 13D, as amended through Amendment No. 11 thereto, the “Prior Schedule 13D”). As further described in the Prior Schedule 13D and in Item 3 below, as of August 27, 2009, Mr. Schottenstein ceased to be the beneficial owner of more than 5% of the Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934 and the rules promulgated thereunder (the “Act”). As further described in this Schedule 13D, on September 21 and 22, 2011, SEI, Inc. (“SEI”), a Nevada corporation, of which Mr. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President, and 79.6% of the issued and outstanding common stock of which is currently owned by trusts in respect of which Mr. Schottenstein is Trustee, acquired an aggregate of 1,000,000 shares of Common Stock in open market purchases. As a result of these purchases and as further described in this Schedule 13D, as of the date hereof, Mr. Schottenstein, who is also the Chairman of the Board of the Company, may be deemed to beneficially own an aggregate of 10,152,615 shares of Common Stock, or approximately 5.2% of the shares of Common Stock, for purposes of Section 13(d) of the Act.

ITEM 1.	Security and Issuer

(a)	Title of Class of Securities: Common Stock, $0.01 par value

(b)	Name of Issuer: American Eagle Outfitters, Inc.

(c)	Address of Issuer’s Principal Executive Offices:
77 Hot Metal Street
Pittsburgh, Pennsylvania 15203

ITEM 2.	Identity and Background

(a)	Jay L. Schottenstein

(b)	4300 East Fifth Ave., Columbus, Ohio 43219

(c)	Chairman of the Board

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship: United States

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The 10,152,615 shares of Common Stock reported on this Schedule 13D include (1) 688,653 shares held by Mr. Schottenstein directly; (2) 5,285,258 shares held by SEI; (3) 232,262 shares deemed held by Mr. Schottenstein that are subject to options exercisable within 60 days; (4) 251,706 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is Trustee; and (5) 3,694,736 shares (the “Deshe/Diamond Shares”) beneficially owned by the Deshe/Diamond Affiliates (as defined in Item 3 below) as to which Mr. Schottenstein has sole voting power, but no dispositive power, pursuant to a Voting and Stockholder Agreement, as described in Item 3 below.

SEI (f/k/a Retail Ventures, Inc.) is a Nevada corporation, of which Mr. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President, and 79.6% of the issued and outstanding common stock of which is currently owned by trusts in respect of which Mr. Schottenstein is Trustee.

As of the date hereof, Mr. Schottenstein may be deemed to have beneficial ownership over the Deshe/Diamond Shares for purposes of Section 13(d) of the Act; however, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute any admission of such beneficial ownership by Mr. Schottenstein or any of his affiliates for purposes of Section 13(d) of the Act or for any other purpose.

ITEM 3.	Source and Amount of Funds or Other Consideration

Pursuant to a holding company reorganization transaction described in the Prior Schedule 13D, effective as of April 7, 1999, the Company, which was until such time a privately held corporation with the name Natco Industries, Inc., became a reporting company under the Act as the successor to AE Stores Company, f/k/a American Eagle Outfitters. Immediately following the reorganization transaction, Mr. Schottenstein and certain of his family members directly and indirectly held shares of Common Stock representing a controlling interest in the Company, which ownership was reported on the Prior Schedule 13D.

As described in the Prior Schedule 13D, beginning on December 5, 2000, Mr. Schottenstein, directly and through trusts for the benefit of family members in respect of which Mr. Schottenstein is either Trustee or Trust Advisor, and SEI, from time to time engaged in open market and other dispositions of Common Stock. As a result of these dispositions and other events and transactions described in the Prior Schedule 13D, as of August 27, 2009, Mr. Schottenstein ceased to be the beneficial owner of more than 5% of the Common Stock for purposes of Section 13(d) of the Act.

As further described in Item 5 below, on September 21 and 22, 2011, SEI used cash [on hand] of $11,207,379.20, inclusive of brokerage commissions, to acquire an aggregate of 1,000,000 shares of Common Stock in open market purchases. As a result, as of the date hereof, Mr. Schottenstein may be deemed to beneficially own an aggregate of 10,152,615 shares of Common Stock, or approximately 5.2% of the shares of Common Stock, for purposes of Section 13(d) of the Act.

As described in Amendment No. 11 to the Prior Schedule 13D, of the 10,152,615 shares

CUSIP No. 02553E 10 6

of Common Stock reported in this Schedule 13D, 3,694,736 shares of Common Stock (the “Deshe/Diamond Shares”) represent shares of Common Stock beneficially owned by Ann S. Deshe, Susan S. Diamond and certain of their respective spouses, lineal descendants, and affiliates (collectively, the “Deshe/Diamond Affiliates”), over which Mr. Schottenstein has sole voting power, but no dispositive power, pursuant to a Voting and Stockholder Agreement (the “Voting Agreement”), dated September 16, 2011, entered into by Mr. Schottenstein with the Deshe/Diamond Affiliates and certain other parties named therein. The Voting Agreement is attached hereto as Exhibit 1.

ITEM 4.	Purpose of Transaction

The information set forth in Item 3 above is hereby incorporated by reference herein.

The reporting person evaluates each of his investments, including the Company and shares of Common Stock, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on then-current circumstances and such ongoing evaluation the reporting person may, from time to time, acquire additional shares of Common Stock, continue to own shares of Common Stock or dispose of shares of Common Stock at any time, in the open market or otherwise, and/or take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The reporting person reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and shares of Common Stock at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, the reporting person will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting person, any contractual obligations to which the reporting person is now or may in the future become subject, including in respect of the financing of his ownership of shares of Common Stock or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of shares of Common Stock and other investment alternatives. From time to time the reporting person may enter into discussions with the Company and/or third parties, concerning his holding of shares of Common Stock and possible future extraordinary transactions involving the reporting person and the Company and such third persons. There can be no assurance as to whether the reporting person will take any action with respect to his ownership of shares of Common Stock, or take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to shares of Common Stock or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting person, the terms of any transaction, or the timing or certainty of any transaction.

ITEM 5.	Interest in Securities of the Issuer

CUSIP No. 02553E 10 6

(1)	Jay L. Schottenstein

(a)	Amount Beneficially Owned: 10,152,615 shares; Percent of Class: 5.2%
Includes 688,653 shares held by Mr. Schottenstein directly; 5,285,258 shares held by SEI; 232,262 shares deemed held by Mr. Schottenstein that are subject to options exercisable within 60 days; 251,706 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is Trustee; and 3,694,736 shares as to which Mr. Schottenstein has sole voting power, but no dispositive power, pursuant to the Voting Agreement, as described in Item 3 above.

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,621,951 shares

(ii)	Shared power to vote or to direct the vote: 5,530,664 shares

(iii)	Sole power to dispose or to direct the disposition of: 927,215 shares

(iv)	Shared power to dispose or to direct the disposition of: 5,530,664 shares

(c)	Transactions effected by Mr. Schottenstein during the past 60 days:

The final paragraph of Item 3 above is hereby incorporated by reference herein.

During the past 60 days, SEI purchased the following shares of Common Stock in open market purchases:

Date	Shares	Purchase Price
9/21/11	565,200	$11.2752
9/22/11	434,800	$11.0617

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The final paragraph of Item 3 above is hereby incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits

The following exhibit is filed with this schedule:

CUSIP No. 02553E 10 6

1. Voting and Stockholder Agreement dated September 16, 2011 among Jay L. Schottenstein and Ann S. Deshe, Susan S. Diamond and certain of their spouses, lineal descendants and affiliates, and the additional parties named therein.

CUSIP No. 02553E 10 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 3, 2011	/s/ Jay L. Schottenstein
Jay L. Schottenstein